Exhibit 99.1

News Release April 9th, 2026

Santacruz Silver’s Wholly Owned Bolivian Subsidiary, San Lucas, Successfully Completes Oversubscribed Bs 70M Promissory Note Issuance Under New Program, Advancing Transition from Prior Facility

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ: SCZM) (TSX.V: SCZ) (“Santacruz” or the “Company”) is pleased to announce that its wholly owned Bolivian subsidiary, Empresa Minera San Lucas S.A. (“San Lucas”), has successfully completed the third offering (the “Offering”) under its promissory note program (the “Program”), “Pagarés Bursátiles San Lucas – Emisión 3,” in the Bolivian capital markets on April 8, 2026.

The Offering was completed for gross proceeds of Bs 70 million. The notes have an annual interest rate of 10.8168%, mature on March 22, 2027, and are unsecured. The Offering was oversubscribed by approximately 40%, priced above par, and was fully placed in approximately 15 minutes, underscoring strong investor demand.

The Program has a maximum authorized amount of BS 140 million. The first offering of Bs 70 million was fully repaid on February 18, 2026, restoring capacity under the Program. The second offering of Bs 70 million was completed on August 11, 2025. With this third offering of Bs 70 million, the Program is once again fully placed at Bs 140 million.

The Offering was executed through the Bolsa Boliviana de Valores, and attracted strong participation from the Bolivian investor community. The results reflect continued confidence in San Lucas’ ore sourcing and trading business, as well as in Santacruz’s broader operating platform, financial profile, and long-term strategy in Bolivia.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “The speed of execution, the above-par pricing, and the strong oversubscription of this Offering clearly reflect the confidence that the Bolivian capital markets continue to place in San Lucas, as well as in Santacruz’s broader business platform. With this Offering, we have once again fully utilized the full Bs 140 million Program, reinforcing our disciplined approach to capital management and our ability to access funding efficiently.”

Mr. Préstamo continued: “This Offering is also a strong endorsement of the quality and credibility of our business model. San Lucas plays an important strategic role within Santacruz, strengthening our operating platform in Bolivia and supporting long-term value creation for our shareholders.”

Please refer to the Company’s news releases dated February 27, 2025 and August 11, 2025, for details of the first and second offerings, respectively.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

* Bs refers to the Bolivian boliviano (BOB). The official Exchange Rate in Bolivia is BOB 6.96 per US$1.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.